UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

TUCOWS INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
898697107
(CUSIP Number)
RAWLEIGH RALLS
LACUNA, LLC
1100 SPRUCE STREET, SUITE 202
BOULDER, COLORADO 80302
TELEPHONE: (303) 447-1708
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	898697107

1	NAMES OF REPORTING PERSONS Lacuna Venture Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		468,611 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

468,611 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

468,611 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010.

CUSIP No.	898697107

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,572,109 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,572,109 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,572,109 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim be neficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010.

CUSIP No.	898697107

1	NAMES OF REPORTING PERSONS Lacuna Ventures GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		468,611 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

468,611 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

468,611 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010.

CUSIP No.	898697107

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,572,109 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,572,109 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,572,109 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim be neficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010.

CUSIP No.	898697107

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,040,720 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,040,720 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,040,720 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 2 to Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2) Of these shares, 468,611 are held directly by Lacuna Venture and 7,572,109 are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of each of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP serves as the sole general partner of Lacuna Venture and Lacuna Hedge GP serves as the sole general partner of Lacuna Hedge. Neither Lacuna Ventures GP, Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna V entures GP, Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010.

CUSIP No.	898697107
This Amendment No. 2 (this “Amendment No. 2”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2009 (the “Original Statement”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on April 5, 2010 (“Amendment No. 1”) by and on behalf of Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”) and relates to the Common Stock, no par value per share (“Common Stock”), of Tucows, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 2, Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”
Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends and supplements the Original Statement and Amendment No. 1 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement and in Amendment No. 1 remain unchanged.
This Amendment No. 2 is being filed to update the number of shares of Common Stock beneficially held by the Lacuna Entities as a result of the transactions described below.
On June 11, 2010, Lacuna Venture sold 2,009,400 shares of Common Stock of the Issuer in an open market transaction.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:
On June 11, 2010, Lacuna Venture sold 2,009,400 shares of Common Stock of the Issuer in an open market transaction.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented with the following:
(a) and (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 2 is provided as of June 15, 2010:

Lacuna Entity and	Shares Held		Sole Voting		Shared Voting		Sole Dispositive		Shared Dispositive		Beneficial		Percentage of
Listed Persons(1)	Directly		Power		Power		Power		Power		Ownership		Class (2)

Lacuna Venture Fund LLLP	468,611		0		468,611	(3)	0		468,611	(3)	468,611	(3)	0.8%

Lacuna Hedge Fund LLLP	7,572,109		0		7,572,109	(4)	0		7,572,109	(4)	7,572,109	(4)	13.2%

Lacuna Ventures GP LLLP	0		0		468,611	(3)	0		468,611	(3)	468,611	(3)	0.8%

Lacuna Hedge GP LLLP	0		0		7,572,109	(4)	0		7,572,109	(4)	7,572,109	(4)	13.2%

Lacuna, LLC	0		0		8,040,720	(5)	0		8,040,720	(5)	8,040,720	(5)	14.02%

Rawleigh Ralls	45,000	(6)	45,000	(6)	0		45,000	(6)	0		45,000	(6)	0.08%

Wink Jones	27,868		27,868		0		27,868		0		27,868		0.05%

(1)
Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Ventures GP is the general partner of Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Venture, Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Ventures GP and Lacuna Hedge GP. Rawleigh Ralls is a director of the Issuer and a member of Lacuna LLC. Wink Jones is a member of Lacuna LLC.

(2)
This percentage is calculated based upon 57,349,749 shares of the Issuer’s common stock outstanding as of June 15, 2010, and, as applicable, assumes the exercise in full of the outstanding convertible securities attributable to such holder.

CUSIP No.	898697107

(3)
Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.

(4)
Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(5)
Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(6)
Consists of an aggregate of 45,000 shares Mr. Ralls has the right to acquire within 60 days of June 15, 2010, pursuant to the exercise of (i) a stock option to purchase 25,000 shares issued to Mr. Ralls under the Issuer’s 2006 Omnibus Equity Compensation Plan (the “Plan”) on May 12, 2009 with an exercise price of $0.38 per share and (ii) a stock option to purchase 20,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 8, 2009 with an exercise price of $0.56 per share. If not exercised, the stock options expire on May 11, 2014 and September 7, 2014, respectively.

None of the other Listed Persons beneficially owns any securities of the Issuer.
The information provided and incorporated by reference in Items 2, 3 and 4 of the Schedule 13D is hereby incorporated by reference.
(c) On June 11, 2010, Lacuna Venture sold 2,009,400 shares of Common Stock of the Issuer in an open market transaction at a price of $0.70 per share. The transaction was executed through a broker and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
(d) Not Applicable.
(e) Lacuna Venture and Lacuna Ventures GP ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on or about March 3, 2010.
Item 7. Material to Be Filed as Exhibits
Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

CUSIP No.	898697107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 25th day of June, 2010.

LACUNA VENTURE FUND LLLP By: Lacuna Ventures GP LLLP, its general partner By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA VENTURES GP LLLP By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE FUND LLLP By: Lacuna Hedge GP LLLP, its general partner By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC
By:	/s/ Wink Jones
Wink Jones, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

CUSIP No.	898697107
EXHIBIT INDEX
Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.